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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-3, of our report dated December 28, 2011, with respect to the financial statements and schedules of Corning Natural Gas Corporation, appearing in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011. We also hereby consent to the reference to us under the caption "Experts" in the Prospectus.

EFP Rotenberg, LLP
Rochester, New York
June 25, 2012